FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 17, 2008

ASHLAND ACQUISITION HR-RELATED Q&A
7/17/08

Important Note - General Statement Regarding Compensation and Benefits for All Regions:

From the closing date to 12/31/2010, the agreement is designed to keep the Hercules employees’ compensation and benefits, in the aggregate, substantially comparable to the pre-close practices and policies. In all cases, Ashland will work with local management to ensure adherence to each country’s laws and regulations surrounding employment terms and conditions, and with each existing collective bargaining and employment agreement. Most of the following detail addresses primarily U.S. programs.

If Ashland eliminates my job, am I eligible for severance?

From the closing date to 12/31/2010, Ashland will continue Hercules’ Severance Pay Plan (or at least its equivalent). Hercules’ Severance Pay Plan pays 2 weeks of base pay for every year of service, for a maximum payment period of 52 weeks. Health and welfare benefits, basic life insurance and the Employee Assistance Program will continue for 3 months after employment termination under the terms of the Severance Pay Plan. After these 3 months, the former employee can elect to pay for continued healthcare via COBRA optional coverage.

If Ashland offers me a different job and I refuse it, am I eligible for severance?

From the closing date to 12/31/2010, Ashland will continue Hercules’ Severance Pay Plan (or at least its equivalent). If you are offered a comparable or better job and refuse it, you will not be eligible for severance as provided for under the Hercules Severance Pay Plan.

If Ashland offers me a job which requires relocation, and I refuse it, am I eligible for severance?

From the closing date to 12/31/2010, Ashland will continue Hercules’ Severance Pay Plan (or at least its equivalent). If you are offered a comparable job (level and compensation) that requires relocation and you refuse it, you will not be eligible for severance as provided for under the Hercules Severance Pay Plan.

What is Ashland’s base pay and wage practice?

Similar to Hercules, Ashland uses approximately the same market surveys to benchmark salaries, and targets pay at approximately the 50th percentile. Per the Agreement, until 12/31/2010, Ashland shall provide former Hercules’ employees with base salary or base wages that are no less favorable than the base salary or base wages being received by the employee immediately prior to the deal closing.

What is Ashland’s bonus pay practice?

Ashland’s annual bonus program includes most of their employees. Those employees represented by unions may not be eligible, unless the bonus is included in a negotiated agreement.

What is Ashland’s vacation policy?

From the closing date to 12/31/2010, Ashland will continue Hercules’ vacation policy (or at least its equivalent).

Ashland’s vacation policy is very similar to Hercules’ policy:

If you have 1 through 4 years of service, you get 2 weeks (10 days or 80 hours of vacation).
If you have 5 through 9 years of service, you get 3 weeks (15 days or 120 hours.)
If you have 10 through 19 years of service, you get 4 weeks (20 days or 160 hours).
If you have 20 through 29 years of service, you get 5 weeks (25 days or 200 hours).
If you have 30 or more years of service, you get 6 weeks (30 days or 240 hours).

Hercules’ credit service will apply to the calculation of vacation allowed.

Ashland allows eligible employees to buy or sell up to five vacation days per year. Ashland does not allow vacation carryover. Information regarding the handling of any Hercules vacation carryover existing at 12/31/2010 will be shared in the near future.

Does Ashland have a 401(k) program and how does it compare?

The 401(k) programs are very similar. The trustee for the Ashland plan is Fidelity.

There will be further communications about the 401(k), including what happens to any Hercules stock in your 401(k). As always, your account remains in your control, and until closing you may change your investments subject with Vanguard’s normal trading frequency rules and other existing limitations.

How will my pension benefits be impacted?

From the closing date to 12/31/2010, you will continue to participate in the Hercules Pension Plan. On 12/31/2010, your accrued benefit under the Hercules Pension Plan will be calculated. This becomes your vested, guaranteed minimum pension benefit. Years of service with Ashland will count towards meeting the eligibility requirements for early or normal retirement benefits associated with this minimum pension benefit.

After 12/31/2010, you may be eligible to participate in an Ashland Pension Plan. Eligibility to participate in the Ashland Pension Plan will be subject to terms and conditions in the plan as it exists at that time.

Ashland currently has a Cash Balance Plan. Cash credits to the plan range from a minimum 3% of pay (base and bonus) for an employee whose age and combined service totals less than 30 “points” to a maximum credit of 11% of pay (base and bonus) for an employee whose age and combined service totals 80 or more “points”. Interest on the balances in the Ashland Cash Balance Plan is based on the one-year Treasury rate plus 1% (minimum of 4%, maximum of 7%).

A detailed comparison of the two pension plans as they presently exist was performed by our actuarial services provider, Towers Perrin. On an apples-to-apples actuarial comparison basis, assuming a 5% interest rate on cash balances and an average annual bonus of 8%, retirement benefits are comparable or better in over 300 samplings. Obviously, if actual future interest rates and bonus payouts differ from the assumptions used, the benefits will be impacted negatively or positively.

It is important to understand that the above describes Ashland’s current Cash Balance Plan. What type of plan exists after 12/31/2010 is subject to change.

How do I receive an estimate of my pension?

Pension requests are addressed according to priority. Those requestors who are pension eligible and plan to retire soon will be given first priority. If you received a pension estimate within the past year or if you are not yet eligible for pension, please be patient. The turnaround for pension requests is dependent on volume, but typically you should be given an estimate within 90 days. All requests for pension estimates must be placed through the Hercules Employee Service Center by calling 877 HERCBEN (877-437-2236) or on line by sending an email addressed to the “Benefits Hotline”.

Will Ashland recognize my Hercules-recognized years of service?

Ashland will recognize Hercules-recognized years of service for benefits including vacation, severance, and qualified benefits (pension and savings). For the years 2009 and 2010, Ashland service will be recognized for benefit accruals under the Hercules defined benefit pension plans. Thereafter service will not be recognized for this purpose.

How do Ashland’s health and welfare plans for active employees compare to Hercules’ health and welfare plans?

From the closing date to 12/31/2010:

Ashland will maintain Hercules’ health and welfare plans, or substantially comparable plans in the aggregate for employees.

After 12/31/2010:

Former Hercules employees will participate in the then current Ashland health and welfare plans.

Per the agreement, Ashland will waive any pre-existing conditions limitations or actively-at-work requirements under any medical, dental, pharmaceutical and/or vision benefit plans, except to the extent that such pre-existing conditions limitation or actively-at-work requirement would have been applicable under Hercules’ welfare benefit plan immediately prior to the closing date.

If I have been granted Hercules Restricted Stock, what happens to these restricted shares?

Per Hercules’ LTICP, any Restricted Stock or Restricted Stock Units will vest just prior to the closing date. If your employment with Hercules ends before the closing of the acquisition, the normal terms and conditions of the LTICP will apply.

If I have been granted Hercules Options, what happens to these options?

All options will vest just prior to the closing date. You will have the choice to either cash out these options (subject to certain limitations on the maximum number of options that may be so cashed out) or exchange them for an equivalent value of options in Ashland’s stock. If your employment with Hercules ends before the closing of the acquisition, the normal terms and conditions of the LTICP will apply.

Does Ashland have unions and will they honor Hercules’ existing labor union agreements?

Ashland has union contracts. They will recognize the Hercules’ unions and intend to honor existing union agreements, with the right to negotiate in the future.

What about Retiree Healthcare?

Current retirees and individuals who retire on or prior to 12/31/2013 will be eligible for the following retiree health and welfare benefits:
           - Ashland will continue to maintain and recognize the Hercules Retiree health and welfare programs between closing and 12/31/2011, subject to the same maximum monthly employer costs existing prior to the merger and,
           - after 12/31/2011, the retiree benefit provided for this same group of retirees will be the lesser of the Hercules Retiree health and welfare plan or the Ashland retiree health and welfare benefit applicable to Ashland’s grandfathered retirees, as may be amended from time to time.

If I am taking college or graduate school courses which are currently being reimbursed under the Hercules tuition reimbursement plan, can I continue?

From the closing date to 12/31/2010:

Ashland will continue to recognize Hercules’ tuition reimbursement policy (or a substantially comparable policy).

After 12/31/2010:

Former Hercules employees may participate in the then current Ashland tuition reimbursement plan. Currently Ashland’s plan reimburses 100% of tuition for courses related to Ashland’s jobs or businesses. MBA and Graduate degree courses qualify if business related. Reimbursement caps are currently $5,250 for undergraduate work and $7,500 for graduate work, with a lifetime cap of $30,000.

Will Ceridian continue to provide HR outsourcing services?

Yes, no immediate changes will be made. The Integration Team will be looking at all areas to leverage the strengths and scale of both companies.

Do Ashland’s sales forces typically work from home or out of regional or local offices?

Most of our sales people work out of their homes and do not have formal offices. They all have technology that keeps them connected remotely. Some work in regional distribution centers and some work out of our office locations (but that would be the minority).

We hope that you find this information helpful. However, please note that this is only an informational Q&A, and that if there is a conflict between these Q&As and any applicable benefit plan or arrangement or that certain Agreement and Plan of Merger among Ashland, Inc., Ashland Sub One Inc. and Hercules Incorporated (the “Merger Agreement”), the terms of the plan, arrangement or Merger Agreement, as applicable, will govern. As always, Hercules reserves the right to amend or terminate its benefit plans and arrangements to the extent permitted by their terms.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

Additional Information

In connection with the proposed transaction, Ashland will file a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus, with the SEC. Ashland and Hercules intend to mail a definitive proxy statement/prospectus to Hercules’ stockholders containing information regarding the proposed transaction. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.